                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                            METHODE ELECTRONICS, INC.
                                (Name of Issuer)

                      CLASS B COMMON STOCK, $.50 PAR VALUE
                         (Title of Class of Securities)

                                    59152010
                                 (CUSIP Number)

 JANE R. MCGINLEY, AS CO-TRUSTEE OF THE WILLIAM J. MCGINLEY MARITAL TRUST NO. 1
                              C/O LOUIS S. HARRISON
                              LORD, BISSELL & BROOK
                            115 SOUTH LASALLE STREET
                             CHICAGO, ILLINOIS 60603
                                 (312) 443-0700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 26, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59152010
-------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

         Jane R. McGinley as Co-Trustee of the William J. McGinley Marital Trust No. 1

-------------------------------------------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)  N/A

         (a)
         (b)

-------------------------------------------------------------------------------------------------------------------

3.       SEC Use Only

-------------------------------------------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)     Not Applicable

-------------------------------------------------------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

-------------------------------------------------------------------------------------------------------------------

6.       Citizenship or Place of Organization        Illinois

-------------------------------------------------------------------------------------------------------------------

Number of         7.       Sole Voting Power      0
Shares            -------------------------------------------------------------------------------------------------
Beneficially
Owned by 8.                Shared Voting Power       0
Each
Reporting         -------------------------------------------------------------------------------------------------
Person            9.       Sole Dispositive Power      0
With
                  -------------------------------------------------------------------------------------------------
                  10.      Shared Dispositive Power      0

-------------------------------------------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person     87,277

-------------------------------------------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).


-------------------------------------------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)        8.0

-------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)
                   OO

-------------------------------------------------------------------------------------------------------------------

                                                                   Page 3 of 18

CUSIP No. 59152010

-------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

         Jane R. McGinley as Co-Trustee of the William J. McGinley Marital Trust No. 2

-------------------------------------------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)  N/A

         (a)
         (b)

-------------------------------------------------------------------------------------------------------------------

3.       SEC Use Only

-------------------------------------------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)     Not Applicable

-------------------------------------------------------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

-------------------------------------------------------------------------------------------------------------------

6.       Citizenship or Place of Organization        Illinois

-------------------------------------------------------------------------------------------------------------------

Number of         7.       Sole Voting Power      0
Shares            -------------------------------------------------------------------------------------------------
Beneficially
Owned by          8.       Shared Voting Power       0
Each              -------------------------------------------------------------------------------------------------
Reporting
Person            9.       Sole Dispositive Power      0
With              -------------------------------------------------------------------------------------------------

                  10.      Shared Dispositive Power      0

-------------------------------------------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person     793,624

-------------------------------------------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).

-------------------------------------------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)       72.9

-------------------------------------------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)
                   OO

-------------------------------------------------------------------------------------------------------------------

                                                                   Page 4 of 18


CUSIP No. 59152010

-------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

         Jane R. McGinley, individually and as Special Fiduciary under the William J. McGinley Marital
Trust No. 1 and No. 2

-------------------------------------------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)  N/A

         (a)
         (b)

-------------------------------------------------------------------------------------------------------------------

3.       SEC Use Only

-------------------------------------------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)     Not Applicable

-------------------------------------------------------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

-------------------------------------------------------------------------------------------------------------------

6.       Citizenship or Place of Organization        USA

-------------------------------------------------------------------------------------------------------------------

Number of         7.       Sole Voting Power      10,002
Shares            -------------------------------------------------------------------------------------------------
Beneficially
Owned by          8.       Shared Voting Power       880,901
Each              -------------------------------------------------------------------------------------------------
Reporting
Person            9.       Sole Dispositive Power      10,002
With              -------------------------------------------------------------------------------------------------

                  10.      Shared Dispositive Power      880,901

-------------------------------------------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person  890,903

-------------------------------------------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).      X
Jane R. McGinley specifically disclaims beneficial ownership of all shares owned by the other filers of this
Schedule other than in their respective capacities as Special Fiduciary under the William J. McGinley
Marital Trust No. 1 and No. 2.

-------------------------------------------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)   81.9

-------------------------------------------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)
                   IN

-------------------------------------------------------------------------------------------------------------------

                                                                   Page 5 of 18


CUSIP No. 59152010

-------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

         Raymond J. Roberts, individually and as Special Fiduciary under the William J. McGinley Marital
Trust No. 1 and No. 2

-------------------------------------------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)  N/A

         (a)
         (b)

-------------------------------------------------------------------------------------------------------------------

3.       SEC Use Only

-------------------------------------------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)     Not Applicable

-------------------------------------------------------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   N/A

-------------------------------------------------------------------------------------------------------------------

6.       Citizenship or Place of Organization        USA

-------------------------------------------------------------------------------------------------------------------

Number of         7.       Sole Voting Power      6,200
Shares            -------------------------------------------------------------------------------------------------
Beneficially
Owned by          8.       Shared Voting Power    880,901
Each              -------------------------------------------------------------------------------------------------
Reporting
Person            9.       Sole Dispositive Power     6,200
With              -------------------------------------------------------------------------------------------------

                  10.      Shared Dispositive Power      880,901

-------------------------------------------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person   887,101

-------------------------------------------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).      X
Raymond J. Roberts specifically disclaims beneficial ownership of all shares owned by the other filers of this Schedule other than in their respective capacities as Special Fiduciary under the William J. McGinley
Marital Trust No. 1 and No. 2.

13.      Percent of Class Represented by Amount in Row (11)    81.6

-------------------------------------------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)
          IN

-------------------------------------------------------------------------------------------------------------------

                                                                   Page 6 of 18

CUSIP No. 59152010

-------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

         Robert R. McGinley, individually, as Special Fiduciary under the William J. McGinley Marital
Trust No. 1 and No. 2

-------------------------------------------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)  N/A

         (a)
         (b)

-------------------------------------------------------------------------------------------------------------------

3.       SEC Use Only

-------------------------------------------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)     Not Applicable

-------------------------------------------------------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  N/A

-------------------------------------------------------------------------------------------------------------------

6.       Citizenship or Place of Organization        USA


Number of         7.       Sole Voting Power      23,308
Shares            -------------------------------------------------------------------------------------------------
Beneficially
Owned by          8.       Shared Voting Power    880,901
Each              -------------------------------------------------------------------------------------------------
Reporting
Person            9.       Sole Dispositive Power      23,308
With              -------------------------------------------------------------------------------------------------

                  10.      Shared Dispositive Power    880,901

-------------------------------------------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person    904,209

-------------------------------------------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).      X
Robert R. McGinley specifically disclaims beneficial ownership of all shares owned by the other filers of this Schedule other than in their respective capacities as Special Fiduciary under the William J. McGinley
Marital Trust No. 1 and No. 2.

-------------------------------------------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)    83.1

-------------------------------------------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)
                   IN

-------------------------------------------------------------------------------------------------------------------

                                                                   Page 7 of 18

CUSIP No. 59152010

-------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

         Margaret J. McGinley, individually, as Special Fiduciary under the William J. McGinley Marital
Trust No. 1 and No. 2

-------------------------------------------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)  N/A

         (a)
         (b)

-------------------------------------------------------------------------------------------------------------------

3.       SEC Use Only

-------------------------------------------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)     Not Applicable

-------------------------------------------------------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

-------------------------------------------------------------------------------------------------------------------

6.       Citizenship or Place of Organization        USA

-------------------------------------------------------------------------------------------------------------------

Number of         7.       Sole Voting Power       17,281
Shares            -------------------------------------------------------------------------------------------------
Beneficially
Owned by          8.       Shared Voting Power     880,901
Each              -------------------------------------------------------------------------------------------------
Reporting
Person            9.       Sole Dispositive Power      17,281
With              -------------------------------------------------------------------------------------------------

                  10.      Shared Dispositive Power    880,901

-------------------------------------------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person  898,182

-------------------------------------------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).      X
Margaret J. McGinley specifically disclaims beneficial ownership of all shares owned by the other filers of this Schedule other than in their respective capacities as Special Fiduciary under the William J. McGinley
Marital Trust No. 1 and No. 2.

-------------------------------------------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)   82.6

-------------------------------------------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)

                  IN
-------------------------------------------------------------------------------------------------------------------

                                                                   Page 8 of 18

CUSIP No. 59152010

-------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

         James W. McGinley, individually, as Special Fiduciary under the William J. McGinley Marital
Trust No. 1 and No. 2.

-------------------------------------------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)  N/A

         (a)
         (b)

-------------------------------------------------------------------------------------------------------------------

3.       SEC Use Only

-------------------------------------------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)     Not Applicable

-------------------------------------------------------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

-------------------------------------------------------------------------------------------------------------------

6.       Citizenship or Place of Organization        USA

-------------------------------------------------------------------------------------------------------------------

Number of         7.       Sole Voting Power       0
Shares            -------------------------------------------------------------------------------------------------
Beneficially
Owned by          8.       Shared Voting Power     881,169
Each              -------------------------------------------------------------------------------------------------
Reporting
Person            9.       Sole Dispositive Power      0
With              -------------------------------------------------------------------------------------------------

                  10.      Shared Dispositive Power    881,169

-------------------------------------------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person  881,169

-------------------------------------------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).      X
James W. McGinley specifically disclaims beneficial ownership of all shares owned by the other filers of this Schedule other than in their respective capacities as Special Fiduciary under the William J. McGinley
Marital Trust No. 1 and No. 2.

13.      Percent of Class Represented by Amount in Row (11)   81.0

-------------------------------------------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)

                  IN
-------------------------------------------------------------------------------------------------------------------

Item 1. SECURITY AND ISSUER. This statement relates to beneficial ownership of shares of Class B Common Stock, $.50 par value (the "Class B Common Stock") of Methode Electronics, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 7401 West Wilson Avenue, Chicago, Illinois 60706.

Item 2. IDENTITY AND BACKGROUND. This statement is being filed by Jane R. McGinley, individually and as Co-Trustee of the William J. McGinley Marital Trust No. 1 and the William J. McGinley Marital Trust No. 2, Raymond J. Roberts, Robert R. McGinley, Margaret J. McGinley, and James W. McGinley (collectively referred to herein for convenience as the "Special Fiduciaries").

          WILLIAM J. MCGINLEY MARITAL TRUST NO. 1 AND NO. 2:

          The William J. McGinley Marital Trust No. 1 and No. 2 (the "Marital Trusts") were formed in Illinois as testamentary trusts under the William J. McGinley Trust (the "Living Trust") pursuant to the estate plan of William J. McGinley. The address for the Marital Trusts is Jane R. McGinley, Co-Trustee of the William J. McGinley Marital Trust No. 1 and No. 2, c/o Louis S. Harrison, Lord, Bissell & Brook, 115 South LaSalle Street, Chicago, Illinois 60603.

          The Marital Trusts have not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. Furthermore, the Marital Trusts have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          JANE R. MCGINLEY, INDIVIDUALLY: Jane R. McGinley is the Executor of the Estate of William J. McGinley, c/o Louis S. Harrison, Lord, Bissell & Brook, 115 South LaSalle Street, Chicago, Illinois 60603, Trustee of the Jane R. McGinley Revocable Trust, a Co-Trustee and Special Fiduciary under the Living Trust, and a Co-Trustee and Special Fiduciary under the Marital Trusts. Jane R. McGinley is not presently employed, other than in her role as Executor of the Estate of William
          J. McGinley and in her capacity as Special Fiduciary under the Living Trust and Marital Trusts. Jane R. McGinley is a citizen of the United States of America.

          Jane R. McGinley has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. Furthermore, Jane R. McGinley has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          RAYMOND J. ROBERTS:

          Raymond J. Roberts is the Chief Financial Officer and
          Secretary-Treasurer of Coilcraft, Inc. located at 1102 Silver Lake Road, Cary, Illinois 60013, as well as Special Fiduciary under the Living Trust and Marital Trusts. Raymond J. Roberts is a citizen of the United States of America.

          Raymond J. Roberts has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. Furthermore, Raymond J. Roberts has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          ROBERT R. MCGINLEY:

          Robert R. McGinley is President of Image Network, Inc. located at 1807 12th Street, Santa Monica, California 90404. Robert R. McGinley is also a Director of the Issuer, as well as a Special Fiduciary under the Living Trust and Marital Trusts. Robert R. McGinley is a citizen of the United States of America.

          Robert R. McGinley has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. Furthermore, Robert R. McGinley has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          MARGARET J. MCGINLEY:

          Margaret J. McGinley is not presently employed other than serving in her capacity as a Special Fiduciary under the Living Trust and Marital Trusts. Margaret J. McGinley's address for the purposes hereof is P.O. Box 1248, Anna Maria, Florida 34216. Margaret J. McGinley is a citizen of the United States of America.

          Margaret J. McGinley has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. Furthermore, Margaret J. McGinley has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          JAMES W. MCGINLEY:

          James W. McGinley is President and Chief Executive Officer of Stratos Lightwave, Inc. located at 7444 West Wilson Avenue, Chicago, Illinois 60656. James W. McGinley is also a Director of the Issuer, as well as a Special Fiduciary under the Living Trust and Marital Trusts. James
          W. McGinley is a citizen of the United States of America.

          James W. McGinley has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. Furthermore, James W. McGinley has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.  Not applicable.

Item 4. PURPOSE OF TRANSACTION. On August 19, 2002, the Issuer entered into an agreement with the Marital Trusts to make a tender offer to purchase all of the Issuer's Class B Common Stock owned by the Marital Trusts at a price per share of $20.00 in cash (the "Tender Offer").

          By amendment dated December 26, 2002, the Issuer entered into an agreement with the Marital Trusts to amend the agreement to tender for all of the Issuer's outstanding Class B Common Stock. Pursuant to the amendment, the Company agreed to call a special meeting of its Class A Stockholders for the purpose of obtaining approval of the Tender Offer by a majority of the shares of Class A Common Stock present or represented by proxy at the special meeting (excluding shares of Class A Common Stock held by the McGinley trusts and certain McGinley family members).

          Although the Class B Common Stock represents only approximately three percent of the Issuer's outstanding equity securities, under the Issuer's charter, it is entitled to elect approximately 75% of the Issuer's board of directors. Under the Issuer's charter, the right of the Class B Common Stock to elect approximately 75% of the Issuer's board of directors is eliminated once the number of outstanding shares of Class B Common Stock falls below 100,000. The Tender Offer will be contingent upon a sufficient number of shares of Class B Common Stock being tendered so that upon closing the Tender Offer, less than 100,000 shares of Class B Common Stock remain outstanding. The Tender Offer will be subject to a number of other standard terms and conditions to be specified in the offer to purchase that will be distributed to the holders of the Class B Common Stock, including the Marital Trusts.

          Pursuant to the amendment, the Issuer's obligation to commence the Tender Offer and the obligation of the Marital Trusts and certain McGinley family members to tender their Class B shares is also subject to, among other things, the approval of the Tender Offer by the company's Class A stockholders and the receipt of a favorable supplemental private letter ruling from the Internal Revenue Service that the proposed tender offer will not affect the tax consequences of the Stratos Lightwave, Inc. spin-off. Methode expects to complete the tender offer within four months.

          In connection with closing these transactions, James W. McGinley, a current director of the Issuer, and Roy M. Van Cleave, a director nominee of the Issuer, will resign from the Issuer's board of directors and the Marital Trusts have agreed that Horizon Farms, Inc., an affiliate of the Marital Trusts, will repay in full the principal amount and all accrued interest due under a $6,000,000 note due to the Issuer. Additional funds necessary to consummate the Tender Offer net of the loan repayment will come from the Issuer's available cash.

          Other than as set forth above, none of the Marital Trusts or the Special Fiduciaries currently have plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of The Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5. INTEREST IN SECURITIES OF THE ISSUER. Items 11 and 13 of the cover pages set out the aggregate number and percentage, respectively, of Class B Common Stock beneficially owned by each filer of this Schedule. The William J. McGinley Marital Trust No. 1 beneficially owns 87,277 shares of the Class B Common Stock but has no power to vote or to dispose of those shares. The William J. McGinley Marital Trust No. 2 beneficially owns 793,624 shares of the Class B Common Stock but has no power to vote or to dispose of those shares. As Special Fiduciaries of the Marital Trusts, each Special Fiduciary has shared power to vote and to dispose of all of the 880,901 shares of the Class B Common Stock owned in the aggregate by the Marital Trusts. Jane R. McGinley also has sole power to vote and to dispose of or direct the vote or disposition of 10,002 shares; Raymond J. Roberts also has sole power to vote and to dispose of or direct the vote or disposition of 6,200 shares; Robert J. McGinley also has sole power to vote and to dispose of or direct the vote or disposition of 23,308 shares; and Margaret J. McGinley also has sole power to vote and to dispose of or direct the vote or disposition of 17,281 shares.

          James W. McGinley also shares power to vote and to dispose of 268 shares of the Class B Common Stock owned individually by his spouse, Valerie A. McGinley. Valerie A. McGinley is not presently employed. Valerie A. McGinley's address is c/o James W. McGinley, Stratos Lightwave, Inc., 7444 West Wilson Avenue, Chicago, Illinois 60656. Valerie A. McGinley is a citizen of the United States of America.

          Valerie A. McGinley has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. Furthermore, Valerie A. McGinley has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Other than the information described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among each of the persons named in Item 2 and between each of such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, other than for estate planning purposes.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

          1. Statement by the filers of this Schedule that this filing is made on behalf of each of them.

          2. Amendment, dated December 26, 2002, to the Agreement, dated August 19, 2002 by and among Methode Electronics, Inc., William
               J. McGinley Marital Trust No. 1, William J. McGinley Marital Trust No. 2, Jane R. McGinley, Margaret J. McGinley, James W. McGinley and Robert R. McGinley.


         SIGNATURE. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATE:  December 30, 2002

                                /S/ JAMES W. MCGINLEY
                                ------------------------------

                                James W. McGinley, on behalf of himself and as attorney-in-fact for Jane R. McGinley, individually and as Co-Trustee of the William J. McGinley Marital Trust No. 1 and the William J. McGinley Marital Trust No. 2, Raymond J. Roberts, Robert R. McGinley, and Margaret J. McGinley